UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Whoseyourlandlord, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 8, 2015

Physical address of issuer
413 Halsey St. Suite 3, Brooklyn, NY 11233

Website of issuer
www.whoseyourlandlord.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$6,608	$10,583
Cash & Cash Equivalents	$4,063.83	$7,426.04
Accounts Receivable	$0	$0
Short-term Debt	$50,000	$8,366.24
Long-term Debt	$9,014	$9,014
Revenues/Sales	$38,790	$9,997
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($54,466)	($203,799)
	Most recent fiscal year-end	Prior fiscal year-end

April 30, 2019

FORM C-AR

Whoseyourlandlord, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Whoseyourlandlord, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.whoseyourlandlord.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Whoseyourlandlord, Inc. (the "Company") is a Delaware Corporation, formed on April 8, 2015. The Company was formerly known as Untapped, Inc. and WhoseYourLandlord, LLC. The Company is currently also conducting business under the name of WYLandlord.

The Company is located at 413 Halsey St. Suite 3, Brooklyn, NY 11233.

The Company's website is www.whoseyourlandlord.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Whoseyourlandlord provides renters with landlord reviews, community insights, neighborhood engagement, and available listings, while also providing home providers with feedback on ways they can improve and providing renter snapshots so they can better understand who they're renting to. We' re creating simple tools to seamlessly post and get rentals booked. WhoseYourLandlord brings quality to the rental experience by connecting good renters with good home providers through the use of landlord reviews, community insights, and real time available listings.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely

affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. [In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences.] If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand

for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors may have significantly greater financial, technical and human resources than we have and may have access to superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize those services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through

collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningfull additional revenues from our products.

The Company's success depends on the experience anti skill of the board of directors, ifs executive officers anti key employees.
In particular, the Company is dependent on Camellus Ofornedu Ezeugqu Jr., Nikita Korablin, and Felix Addison, who are WhoseYourl.andlord, lnc.'s CFO/Co-Founder, CTO/Co-Founder, and COO/Co-Founder, respectively. The Company has or intends to enter into employment agreements with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Camellus Ofornedu Ezeugwu Jr., Nikita Korablin, and Felix Addison, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore. you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient you should not invest in the Company.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions. partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories. more varied services and larger marketing budgets, as well as greater financial. technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Apartment listing products are commoditized and offer low differentiation to market players.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well-known brand in the competitive listing space, and the product may be in a market where customers will not have brand loyalty. lf competitors develop equal products, the Company may be forced to compete on a pricing basis. which could negatively affect its revenue.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Whoseyourlandlord provides renters with landlord reviews, community insights, neighborhood engagement, and available listings, while also providing home providers with feedback on ways they can improve and providing renter snapshots so they can better understand who they're renting to. We're creating simple tools to seamlessly post and get rentals booked. WhoseYourLandlord brings quality to the rental experience by connecting good renters with good home providers through the use of landlord reviews, community insights, and real time available listings.

Business Plan

WhoseYourLandlord is a web platform connecting quality renters with quality home providers. Through up to date listings, home provider reviews, and verified renter information, WYL creates an environment based on accountability, transparency, and efficiency. From the homepage renters can search for available listings in their desired area, view listings blended with the home provider's reviews, select which apartment(s) they're interested in, fill in their information and get it verified in real time, and submit their inquiry to the home provider. We hope to generate revenue via the following three avenues: (i) Partnerships - We currently generate revenue through paid sponsorships with companies Like Allstate, Roadway Moving, and Dominion Enterprises, and will continue to add partners looking to reach out to partners in the future; (ii) Credit Checks - Additionally, we are integrating a partnership with TransUnion which will charge renters a fee of $30 for their credit report, background check, and eviction history - we will split the revenue with TransUnion. It has been contracted & integrated now; will be launching this Fall as an ancillary service. Every booking using credit information will result in revenue share for both parties; (iii) Community Fee - WYL will charge a nominal community member fee to renters to have full access to all community insight and landlord reviews provided. The small fee of $10/month - will not be for searches which are free, hut for more insights/legal questions on neighborhoods and to hear back from forum and/or actual residents. We will begin testing in Philadelphia and target a launch Q2 2018.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
WYL platform	WYL is a web platform that is mobilizing, connecting, and empowering renters in the housing process through landlord reviews, community insights, real-time available listings, and verified tenant information.	Renters, landlords, and management companies.

We have no new products in development.

We offer our content and services via our online website.

Competition

The Company's primary competitors are Rent Logic, Reputation.com, Chatmeter.

We operate in a competitive and rapidly changing marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries :in which we compete include: skills and capabilities of people; technical and industry expertise ; innovative service offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services;

service delivery approach; quality of services and solutions; and availability of appropriate resources.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are primarily individual renters, landlords, and property management companies.

Intellectual Property

The company is not currently dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 413 Halsey St. Suite 3, Brooklyn, NY 11233

The Company has the following additional addresses:

The Company conducts business in New York and Pennsylvania.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Felix Addison

All positions and offices held with the Company and date such position(s) was held with start and ending dates

WhoseYourLandlord, Inc. COO/Co-Founder, September 2014-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Create strategic marketing campaigns to increase brand awareness amongst recent college grads and young professionals; Prepare monthly goals, expectations, tasks, and deadlines for all team members - Oversee hiring and training of interns to properly execute company initiatives; Conduct quarterly performance evaluations; Meet ¼ith team weekly to review the progress of the site, content production team, and campus ambassadors; Attend professional events with strategic aim to make necessary connections; Successfully admitted into two competitive Startup Tech Accelerators: The Greenhouse Accelerator, and Dreamit Ventures backed by Comcast in Philadelphia; and Successfully grew the website to 80,000 aggregate users.

Education

George Mason, BA

Name

Nikita Korablin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

WhoseYourLandlord, Inc, CTO/Co-Founder, Septeber 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WhoseYourLandlord, Inc, CTO/Co-Founder, Septeber 2013-present -Develop web application-Front and backend development-Led team of developers ranging from (senior level to junior level)

Education

Temple University, Comp Sci

Name

Camellus Ofornedu Ezeugwu Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

WhoseYourLandlord, Inc, CEO/Co-founder, September 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WhoseYourLandlord. Inc.. CEO/Co-founder. September 2013-present Work closely with WYL team and board of advisors (Eric Shashoua, Lee Shlamo¼itz, and Nick Bayer) to ensure company growth; Raise modest funding ($66,500) by way of bootstrapping, pitching in competitions, and pitching to angel investors; Grew the WYL user base to over 80k unique visitors by year 2; and Boosted coverage in over 35 news publications, including: TechCrunch. The Philadelphia Inquirer, The San Francisco Chronicle, BET, etc.

Education

Temple University, BA

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Felix Addison

All positions and offices held with the Company and date such position(s) was held with start and ending dates

WhoseYourLandlord, Inc. COO/Co-Founder, September 2014-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Create strategic marketing campaigns to increase brand awareness amongst recent college grads and young professionals; Prepare monthly goals, expectations, tasks, and deadlines for all team members - Oversee hiring and training of interns to properly execute company initiatives; Conduct quarterly performance evaluations; Meet ¼ith team weekly to review the progress of the site, content production team, and campus ambassadors; Attend professional events with strategic aim to make necessary connections; Successfully admitted into two competitive Startup Tech Accelerators: The Greenhouse Accelerator, and Dreamit Ventures backed by Comcast in Philadelphia; and Successfully grew the website to 80,000 aggregate users.

Education

George Mason, BA

___

Name

Nikita Korablin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

WhoseYourLandlord, Inc, CTO/Co-Founder, September 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WhoseYourLandlord, Inc, CTO/Co-Founder, September 2013-present -Develop web application-Front and backend development-Led team of developers ranging from (senior level to junior level)

Education

Temple University, Comp Sci

___

Name

Camellus Ofornedu Ezeugwu Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

WhoseYourLandlord, Inc, CEO/Co-founder, September 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WhoseYourLandlord. Inc.. CEO/Co-founder. September 2013-present Work closely with WYL team and board of advisors (Eric Shashoua, Lee Shlamo¼itz, and Nick Bayer) to ensure company growth; Raise modest funding ($66,500) by way of bootstrapping, pitching in competitions, and pitching to angel investors; Grew the WYL user base to over 80k unique visitors by year 2; and Boosted coverage in over 35 news publications, including: TechCrunch. The Philadelphia Inquirer, The San Francisco Chronicle, BET, etc.

Education

Temple University, BA

___

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in New York and Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,523,319
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Pro Rata Dilution

Type of security	Promissory Convertible Notes
Amount outstanding	13,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Pro Rata Dilution

Securities issued pursuant to Regulation CF:

Type of security	SAFE
Amount outstanding	$54,609
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $70,847.30.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	130,719	$20,000.00	Dev $ Ops	March 3, 2016	Rule 506(b)
SAFE	136 investors	$54,609	Biz Dev	April 29, 2018	Regulation CF

Ownership

A majority of the company is owned by a few people/entities.These people/entities are Ofo Ezeugwu and Ofo Ezeugwu, FLP.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ofo Ezeugwu	25.8%
Ofo Ezeugwu, FLP	41.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$38,790	($54,466)	$0

Operations

Whoseyourlandlord, Inc. (the"Company"), is a corporation organized April 8, 2015 under the laws of Delaware. The Company brings quality to the rental experience through landlord reviews, community insights, neighborhood engagement, and real-time available listings. Whoseyourlandlord, LLC (the "Predecessor Company"), is a limited liability company organized September 6, 2013 under the laws of New York under common ownership and control as the Company. In April 2015, the Predecessor Company merged with the Company in a merger transaction effective April 8, 2015, whereby the owners of the Predecessor Company agreed to exchange their interests in the Predecessor Company for,1 250, 797 share s of the Company' s common stock and terminate the Predecessor Company. The Company has not generated profits, has limited revenues to date, has sustained net losses of $215,815 and $31,815 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $247,630 as of December 31, 2016, current liabilities exceed current assets by $205,735 as of December 31, 2016, and has limited liquidity to satisfy is ongoing operating needs with just $7,426 of cash as of December 31, 2016. The Company has recognized revenue from advertising services from one customer for the years ended December 31, 2016 and 2015 totaling $9,997 and $19,997, respectively, representing a concentration of revenues.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. The Company is planning on filing securities offerings under Regulation CF to address liquidity issues. No assurance can be given that the Company -will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

On April 29, 2018 the Company conducted an offering pursuant to Regulation CF and raised $54,609.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

Effective December 16, 2015, the Company extended a previously signed lease agreement for office space dated June 15, 2015. The lease term commenced December 16, 2015 and required on June 30, 2016, with required monthly lease payments of $600. The Company was on a month-to-month lease agreement for the remainder of 2016. Rent expense for the years ended December 31, 2016 and 2015 totaled $7,400 and $5,000, respectively.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Camellus Ofornedu Ezeugwu Jr.
(Signature)

Camellus Ofornedu Ezeugwu Jr.
(Name)

CEO and Co-founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Camellus Ofornedu Ezeugwu Jr.
(Signature)

Camellus Ofornedu Ezeugwu Jr.
(Name)

CEO and Co-Founder
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Whose Your Landlord Inc

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA - Checking	94,654.63
Paypal	14,440.90
Venmo	-9,293.34
Total Bank Accounts	**$99,802.19**
Total Current Assets	**$99,802.19**
Fixed Assets	
Accumulated Depreciation	-3,369.63
Machinery & Equipment	7,918.80
Total Fixed Assets	**$4,549.17**
Other Assets	
Security Deposit	400.00
Total Other Assets	**$400.00**
TOTAL ASSETS	**$104,751.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Blue Business	6,240.32
BOA - Credit Card	6,352.38
Total Credit Cards	**$12,592.70**
Other Current Liabilities	
Loan Payable - Ben Franklin	50,000.00
Total Other Current Liabilities	**$50,000.00**
Total Current Liabilities	**$62,592.70**
Long-Term Liabilities	
Due to WYLLLC	9,014.00
Total Long-Term Liabilities	**$9,014.00**
Total Liabilities	**$71,606.70**
Equity	
Common Stock	330.00
Paid-In Capital or Surplus	486,308.66
Preferred Stock	91.40
Retained Earnings	-329,108.17
Net Income	-124,477.23
Total Equity	**$33,144.66**
TOTAL LIABILITIES AND EQUITY	**$104,751.36**

Whose Your Landlord Inc

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA - Checking	-276.12
Paypal	4,339.95
Total Bank Accounts	**$4,063.83**
Total Current Assets	**$4,063.83**
Fixed Assets	
Accumulated Depreciation	-2,144.31
Machinery & Equipment	7,918.80
Total Fixed Assets	**$5,774.49**
Other Assets	
Security Deposit	400.00
Total Other Assets	**$400.00**
TOTAL ASSETS	**$10,238.32**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Blue Business	2,383.33
BOA - Credit Card	7,838.51
Total Credit Cards	**$10,221.84**
Other Current Liabilities	
Loan Payable - Ben Franklin	50,000.00
Total Other Current Liabilities	**$50,000.00**
Total Current Liabilities	**$60,221.84**
Long-Term Liabilities	
Due to WYLLLC	9,014.00
Total Long-Term Liabilities	**$9,014.00**
Total Liabilities	**$69,235.84**
Equity	
Common Stock	330.00
Paid-In Capital or Surplus	269,689.25
Preferred Stock	91.40
Retained Earnings	-273,487.56
Net Income	-55,620.61
Total Equity	**$ -58,997.52**
TOTAL LIABILITIES AND EQUITY	**$10,238.32**

Whose Your Landlord Inc

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales of Product Income	195.69
Services	16,569.20
Uncategorized Income	0.00
Total Income	**$16,764.89**
Cost of Goods Sold	
Development Expenses	2,232.88
Total Cost of Goods Sold	**$2,232.88**
GROSS PROFIT	**$14,532.01**
Expenses	
Advertising	12,401.27
Auto Expense	
Gas	842.27
Parking	806.45
Total Auto Expense	**1,648.72**
Bank Charges	206.48
Corporate Gifts	79.92
Dues & subscriptions	406.80
Event Expense	267.80
Interest Expense	3,240.36
Legal & Professional Fees	11,787.20
Marketing	223.26
Meals And Entertainment	3,129.62
Office Expenses	1,553.28
Payroll Processing Fees	828.00
Postage and Shipping	109.80
Rent Or Lease	28,700.00
Software Expense	2,594.89
Subcontractor Expense	61,646.70
Taxes Paid	
Franchise Tax	624.75
Total Taxes Paid	**624.75**
Travel	6,708.35
Utilities	1,626.72
Total Expenses	**$137,783.92**
NET OPERATING INCOME	**$ -123,251.91**
Other Expenses	
Depreciation	1,225.32
Total Other Expenses	**$1,225.32**
NET OTHER INCOME	**$ -1,225.32**
NET INCOME	**$ -124,477.23**

Whose Your Landlord Inc

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Services	38,790.00
Total Income	**$38,790.00**
GROSS PROFIT	**$38,790.00**
Expenses	
Advertising	17,633.21
Auto Expense	45.72
Gas	245.21
Parking	105.25
Total Auto Expense	**396.18**
Bank Charges	2,469.04
Dues & subscriptions	575.88
Insurance Expense	0.00
Interest Expense	1,250.96
Legal & Professional Fees	7,141.57
Marketing	2,615.08
Meals And Entertainment	1,085.22
Office Expenses	1,935.02
Payroll Expenses	22,939.59
Taxes	6,814.92
Total Payroll Expenses	**29,754.51**
Payroll Processing Fees	618.94
Postage and Shipping	35.84
Rent Or Lease	3,675.00
Repairs & Maintenance	324.60
Software Expense	2,471.42
Subcontractor Expense	14,996.19
Brand Ambassador	295.00
Total Subcontractor Expense	**15,291.19**
Taxes Paid	25.00
Travel	4,394.14
Utilities	1,492.49
Total Expenses	**$93,185.29**
NET OPERATING INCOME	**$ -54,395.29**
Other Expenses	
Depreciation	1,225.32
Total Other Expenses	**$1,225.32**
NET OTHER INCOME	**$ -1,225.32**
NET INCOME	**$ -55,620.61**